UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ARKO Corp.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

041242 108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 041242 108

1.	Name of Reporting Persons Haymaker Sponsor II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,285,834(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,285,834(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,285,834(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.71%(1)(2)
12.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)

Includes 3,550,000 shares of the Issuer’s common stock issuable upon exercise of warrants. Excludes 4,200,000 deferred shares of common stock of the Issuer to be issued upon the occurrence of certain events.

(2)

Based on 124,131,655 shares of the Issuer’s common stock outstanding as of December 22, 2020 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2020.

CUSIP No. 041242 108

1.	Name of Reporting Persons Steven J. Heyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,285,834(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,285,834(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,285,834(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.71%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes 3,550,000 shares of the Issuer’s common stock issuable upon exercise of warrants. Excludes 4,200,000 deferred shares of common stock of the Issuer to be issued upon the occurrence of certain events.

(2)

Based on 124,131,655 shares of the Issuer’s common stock outstanding as of December 22, 2020 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2020.

CUSIP No. 041242 108

1.	Name of Reporting Persons Andrew R. Heyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,285,834(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,285,834(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,285,834(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.71%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes 3,550,000 shares of the Issuer’s common stock issuable upon exercise of warrants. Excludes 4,200,000 deferred shares of common stock of the Issuer to be issued upon the occurrence of certain events.

(2)

Based on 124,131,655 shares of the Issuer’s common stock outstanding as of December 22, 2020 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2020.

Item 1(a).	Name of Issuer

ARKO Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

8565 Magellan Parkway, Suite 400, Richmond, VA 23227

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Haymaker Sponsor II LLC

(ii)	Steven J. Heyer

(iii)	Andrew R. Heyer

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is 650 Fifth Avenue, Floor 10, New York, New York 10019.

Item 2(c).	Citizenship

(i)	Haymaker Sponsor II LLC is a limited liability company formed in the State of Delaware.

(ii)	Steven J. Heyer is a citizen of the United States.

(iii)	Andrew R. Heyer is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

041242 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The ownership information represents beneficial ownership of shares of common stock of the Issuer as of December 31, 2020, based upon 124,131,655 shares of common stock outstanding as of December 22, 2020, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2020. On December 28, 2020, Haymaker Sponsor II LLC transferred an aggregate of 1,064,166 shares of common stock of the Issuer previously held by Haymaker Sponsor II LLC to one of its members. The amount beneficially owned includes 3,550,000 shares of common stock not outstanding that are subject to warrants to purchase shares of common stock. Haymaker Sponsor II LLC has the right to receive up to 4,200,000 shares of common stock of the Issuer upon the occurrence of certain events.

Steven J. Heyer and Andrew R. Heyer are the managing members of Haymaker Sponsor II LLC and jointly have the voting and dispositive power of the securities held by Haymaker Sponsor II LLC. Accordingly, Messrs. Heyer and Heyer may be deemed to have or share beneficial ownership of such shares. Each reporting person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 12, 2021

HAYMAKER SPONSOR II LLC a Delaware limited liability company

By:	/s/ Andrew R. Heyer
Name:	Andrew R. Heyer
Title:	Managing Member

/s/ Steven J. Heyer
Steven J. Heyer

/s/ Andrew R. Heyer
Andrew R. Heyer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)